SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


            IT'S OFFICIAL - RYANAIR IS THE WORLD'S FAVOURITE AIRLINE
                AUGUST PASSENGER STATS BLOW BRITISH AIRWAYS AWAY

Ryanair, Europe's No. 1 low fares airline, today (Monday, 5th September 2005) celebrated carrying more passengers in one month than British Airways on its worldwide network for the first ever time. The statistics for August published by both Ryanair and BA show that Ryanair carried 156,000 more passengers than BA's entirenetwork figure. Ryanair currently operates 250 routes across 21 countries and this year will carry 35 million passengers.

Speaking this afternoon, Ryanair's CEO, Michael O'Leary said:

        "It's official - RYANAIR has today become the WORLD'S FAVOURITE AIRLINE! Last month Ryanair's traffic exceeded BA's worldwidepassengers across its entire network. Ryanair carried over 3.26 million passengers an increase of 27% on the same period last year, while BA carried 3.10 million passengers on its entire worldwide network, as sales slumped by 4% from BA's August 2004 traffic in the face of multiple fuel surcharges. (BA suffered flight disruptions in August 2004 as well as
        2005)

        "Ryanair's passenger volumes are growing rapidly thanks to new destinations, lowest ever fares, industry leading punctuality and customer service and Ryanair's guarantee of NO fuel surcharges, not today, not tomorrow, not ever. BA keep turning passengers away with fuel surcharge after fuel surcharge, high fares, poor punctuality, flight cancellations and no catering. At least on Ryanair, customers can buy a sandwich with GBP100 they have saved over BA's high fares.
        "That is why RYANAIR is now the WORLD'S FAVOURITE AIRLINE, and BA are now officially just the second choice".

ENDS.                         Monday, 5th September 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 5 September 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director